December 18, 2009

Agreement Regarding:
Document B-12172009a
Document B-12172009b

1. Regarding Section 2.5 Reservation of Shares
The following paragraph will apply replace and apply Section 2.5 in both above referenced documents:

> 2.5 Reservation of Shares. As of the issuance date of this Note and for the remaining period during which the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a total of 400,000,000 (four hundred million) shares to provide for the issuance of Common Stock for the full conversion of both Convertible Promissory Notes Document B-12172009a and Document B-12172009b. The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Borrower agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Note.

2. Regarding Sections 2.1 and 2.2 Conversion Terms & Cash Conversion Payment
The following will apply to the conversion into shares for both above referenced documents:

At the Borrower's election, Borrower may pay the conversion in cash rather than shares ("Cash Conversion Payment"). The amount of the Cash Conversion Payment will be calculated as follows:

Cash Conversion Payment = (High trade price on the day of conversion notice) x (Number of Shares Converted)

3. Regarding Prepayment Terms Only On Document B-12172009b

The following prepayment clause will replace the prepayment clause only on document B-12172009b, such that Document 12172009b can be prepaid according to these terms:

> Prepayment of 90% (ninety percent) is permitted at any time in the form of the following: (1) cash, or (2) other negotiated form of payment mutually agreed to in writing, or (3) by surrender of the Secured & Collateralized Promissory Note Document C-04282009b.

Please indicate your agreement by signing below.

Matthew L. Schissler
Chairman & CEO
Cord Blood America, Inc.

JMJ Financial / Its Principal